                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

November 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment 11 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 11 to Harbor's preliminary proxy statement and the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders scheduled for November 30, 2007 in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet").

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on November 19, 2007.

        Harbor responds as described below to each of the comments in the letter dated November 20, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter.

General

1.
We note that Goldstein Golub agreed to defer the date a balance of approximately $67.0 thousand [which] was due until the closing date of the acquisition and also agreed to waive any claims against the Trust for the unpaid balance in the event the acquisition does not take place. These matters may have impaired Goldstein Golub's independence with respect to Harbor Acquisition, please refer to the Financial Reporting Codification, Rule 602.02.b.iv, Unpaid Professional Fees, Example 3. Please tell us whether Harbor Acquisition's Audit Committee as a whole considered the independence issue before or now in light of any amount of fees already paid and the subordination agreements. If it was originally considered, provide the specific reasons why independence was not considered to be impaired under the SEC rules. If the Audit Committee believes the independence rules were violated, please explain why it is in the interest of investors to allow the firm to continue as Harbor Acquisition's auditors and forego a reaudit. In any event, the subordination agreements must be rescinded and disclosure made to that effect in the filing.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

RESPONSE: Harbor's Audit Committee did not consider whether any amount owed to Goldstein Golub Kessler LLP ("GGK") may have impaired that firm's independence with respect to Harbor because on the date such firm commenced its audit of Harbor's 2006 financial statements, the amount owed to such firm was approximately $26,000 and therefore was not material, was not in excess of one year past the date services were performed and there was no agreement to defer fees from such firm, nor was there any agreement to waive any claim such firm may have against the trust account. Harbor has paid such firm $17,500 in 2007.

        The waiver of claims against the trust account, which GGK provided on November 13, 2007, did not limit GGK's right to seek payment against Harbor's operating account, which has sufficient funds to pay the outstanding balance as of September 30, 2007 of approximately $67,000. For this reason, Harbor does not believe that the waiver of claims is equivalent to a subordination of claims described in Financial Reporting Codification, Rule 602.01.b.iv, Example 3. Nonetheless, in light of the staff's objection to the waiver of claims against the trust account, Harbor and GGK have rescinded such waiver and disclosure that no such waiver is in effect has been made on page 50. Similarly, Harbor confirms that GGK has informed Harbor that GGK has not agreed to defer payment until closing.

Fairness Opinion of Houlihan Smith & Company, page 90

2.
We note that Houlihan's opinion was delivered over 13 months before the anticipated date of the security holder meeting. Please disclose whether any material changes in Elmet's operations, performance or in any of the projections or assumptions upon which Houlihan based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

RESPONSE: In response to this comment, the second full paragraph on page 94 has been expanded to explain why Harbor's special committee and full board continue to believe that reliance on Houlihan's opinion, as one of the factors they have considered, is appropriate.

        Please contact either the undersigned or Andrew D. Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.